Exhibit 99.1

FOURTH QUARTER 2007 EARNINGS RELEASE
ROYAL BANK OF CANADA REPORTS SOLID FOURTH QUARTER AND RECORD 2007 RESULTS
The financial information in this earnings release is in Canadian dollars and is based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted. Further information about RBC and our 2007 results can be found in our 2007 Annual Report to Shareholders (which includes our audited annual Consolidated Financial Statements and accompanying Management’s Discussion & Analysis) and in our Annual Information Form and supplementary financial information, and all are available on our website at rbc.com/investorrelations.
2007 compared to 2006
•	Net income of $5,492 million, up 16%.

•	Diluted earnings per share (EPS) of $4.19, up 17%.

•	Revenue of $22,462 million, up 9%.

•	Return on common equity (ROE) of 24.6%, up 110 basis points.

•	Tier 1 capital ratio of 9.4%, down 20 basis points.
Fourth quarter 2007 compared to fourth quarter 2006
•	Net income of $1,324 million, up 5%.

•	Diluted EPS of $1.01, up 5%.

•	Revenue of $5,615 million, up 5%.

•	ROE of 23%, down 90 basis points.
TORONTO, November 30, 2007 – Royal Bank of Canada (RY on TSX & NYSE) today reported net income of $5,492 million for the year ended October 31, 2007, up $764 million, or 16%, from a year ago. Diluted EPS were $4.19, up 17%. Revenue of $22,462 million was up 9%. ROE was 24.6%, an increase of 110 basis points.
     “In 2007, our shareholders benefited from record financial results that reflect leadership in our core Canadian businesses and growth in our non-domestic operations,” said Gordon M. Nixon, President and CEO. “Our solid performance in a year marked by challenges in the financial markets reflects the diversity of our businesses across multiple products, markets and geographies. Looking forward, we believe our targeted investments will extend our Canadian leadership and enable continued growth of our businesses outside our domestic market.”
     Strong performance across most of our businesses drove record results for the year. In Canadian Banking, we profitably grew lending volumes by 11% and deposit balances by 6%. In Wealth Management, our sales momentum continued to support strong growth in client assets. Canadian Wealth Management grew assets under administration by 9% and Global Asset Management grew assets under management by 13%. U.S. & International Wealth Management increased revenue by 15%, or 19% in U.S. dollars. RBC Dexia Investor Services increased assets under administration by 12%. Favourable economic and market conditions for the first part of 2007 and a lower effective tax rate also contributed to our results.
     Some business lines were affected by specific challenges. Capital Markets recorded a significant valuation charge resulting from the severe dislocation of the credit markets and we had higher provisions for credit losses in U.S. & International Banking due to the U.S. housing market downturn. Notwithstanding these factors, Capital Markets had impressive results with broad based revenue generation across many businesses, and U.S. & International Banking showed solid increases in loans and deposits through acquisitions and organic growth.
     In 2007, we invested significantly in our businesses for the future. In Canadian Banking, we added client-facing staff and branches, and introduced our new personal banking product suite, while generating profitable revenue growth. We continued to build on our solid foundation in U.S. & International Wealth Management by investing in infrastructure and people. In our U.S. banking business, we grew our branch network by 24% over last year through acquisitions and de novo branches, and invested in our technology platform to support our expanding network. Finally, in Capital Markets, we integrated three acquisitions, which expanded our client base and enhanced our capabilities in cash equities, municipal finance and U.S. mergers and acquisitions.

Fourth Quarter 2007 Performance
Fourth quarter net income of $1,324 million was up 5% from last year and down 5% from last quarter. Diluted EPS were $1.01, up 5% from last year and down 5% from last quarter. ROE was 23.0%, compared to 23.9% last year and 24.4% last quarter.
     Our results for the quarter were affected by certain items. In our Canadian banking-related operations, we recorded a gain of $326 million pre-tax ($269 million after-tax) from the exchange of our membership interest in Visa Canada Association for shares of Visa Inc., and an adjustment of $121 million pre-tax ($79 million after-tax) to increase our credit card customer loyalty reward program liability, which was recorded against revenue. This adjustment to our loyalty reward liability reflects higher redemption rate assumptions, consistent with our strategy of encouraging our clients to more fully use the RBC Reward points they accumulate by providing them with a broader range of redemption options. We expect no significant change in run-rate costs as a result of this charge. For further discussion and a reconciliation of Canadian Banking and Banking-related net income excluding the Visa Inc. restructuring gain and the adjustment to loyalty reward liability, refer to “Key performance and non-GAAP measures”. In Capital Markets, we recorded a charge of $357 million pre-tax ($160 million after-tax and reflecting compensation adjustments) consisting of write downs on the fair value of our direct holdings of U.S. subprime residential mortgage-backed securities (RMBS) and collateralized debt obligations of asset-backed securities (CDOs of ABS) and related credit default swaps.
Canadian Banking net income was $899 million, up 33% over last year and 29% over the third quarter (excluding the Visa Inc. restructuring gain and the adjustment to loyalty reward liability, net income was $709 million, up 5% and 1% from last year and last quarter, respectively).
     “Our growth initiatives and strong national retail presence across all products and markets have produced profitable volume growth across all our banking-related business lines. When you combine our broad capabilities with our investments in client-facing staff, branches and other infrastructure, we believe we are well positioned for future success,” Nixon said.
     Banking-related net income increased by 40% over last year and 34% over the third quarter (excluding the Visa Inc. restructuring gain and the adjustment to loyalty reward liability, net income was $607 million, up 7% and 2% from last year and last quarter, respectively) due to strong volume growth across all business lines, particularly mortgages and personal deposits. Non-interest expense grew from the fourth quarter of 2006, reflecting significant reinvestments in our business over the past year, and was flat compared to the third quarter of 2007 as the pace of our investment moderated. Our provision for credit losses was up from both last year and the third quarter, partially reflecting higher loss rates in personal and business banking as well as volume growth in our loan portfolio. We also experienced some margin compression over both the previous year and previous quarter due to changes in product mix as well as narrower spreads on prime based lending products resulting from the dislocation in the credit markets.
     We had solid results in Global Insurance this quarter. Business growth was offset by claims experience, which was less favourable than a year ago. As a result, net income was down 4% over last year, but was consistent with the third quarter.
Wealth Management net income was $180 million, up 10% over last year and 2% over last quarter. Appreciation of the Canadian dollar against the U.S. dollar reduced earnings by 4% compared to last year and 2% compared to last quarter.
     “We continued to deliver robust results in our domestic businesses with strong growth in client assets, and our performance in U.S. & International Wealth Management demonstrates that our targeted initiatives to grow these businesses are succeeding. With our solid foundation in Canada and a growing presence in U.S. and international markets, we believe we are well positioned to take full advantage of the opportunities provided by the favourable long term economic and demographic trends supporting the wealth management business,” Nixon said.
     Earnings increased over last year due to strong performance across all of our business lines. Canadian Wealth Management increased revenue on higher fee-based assets. Revenue in U.S. & International Wealth Management increased largely due to solid growth in fee-based client assets, the inclusion of our J.B. Hanauer acquisition, and loan and deposit growth in our international wealth management business. Global Asset Management continued to lead the Canadian mutual fund industry in long term net sales and benefited from capital appreciation. Compared to the third quarter, earnings growth was slower primarily because of a lower net foreign exchange translation gain on certain deposits related to implementation of the new financial instrument accounting standards, as well as lower brokerage transaction volumes due to uncertainty in the market.
     Non-interest expense grew from last year on higher variable compensation commensurate with higher commission-based revenue, costs related to the J.B. Hanauer acquisition and investments for future growth. These include adding investment advisors and other client-facing professionals and opening international offices. Compared to the third quarter, non-interest expense was lower due to reduced variable compensation on lower commission-based revenue.

U.S. & International Banking net income of $21 million decreased 73% over last year and 76% over last quarter primarily reflecting systemic deterioration in the U.S. housing market, which accelerated in the fourth quarter. This led to higher provisions for credit losses, which increased by $67 million from the prior year and $55 million from the third quarter, the bulk of which originated in our U.S. residential builder finance business. We believe we are well equipped to manage through this challenging environment. Over the past 12 to 18 months, we actively reduced our builder finance business production in certain regions that we viewed as potentially problematic. Also, U.S. residential builder finance loans comprise less than 20% of our U.S. banking loan portfolio and the remainder of our portfolio remains stable. Notwithstanding the demanding market conditions, our U.S. banking operations delivered solid increases in loans and deposits from both acquisitions and organic growth. In RBC Dexia IS, revenue increased 20% over last year from a growing client base and higher transactional business, and declined over last quarter due to higher seasonal results in the third quarter.
     Non-interest expense was up over the prior year as we continued to invest in our U.S. Southeast footprint by adding 56 branches through acquisitions and 10 de novo branches. Business growth in both Banking and RBC Dexia IS also contributed to higher expenses. Compared to the third quarter, non-interest expense was down due to the favorable impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, and lower expenses in RBC Dexia IS reflecting seasonally lower business activity.
     “I am encouraged by the progress of our U.S. Banking operations and we remain committed to our long-term strategy of building a strong retail bank in the U.S. Southeast,” Nixon said. “Our pending acquisition of Alabama National BanCorporation (ANB) is evidence of our commitment and will extend our branch network by one-third in key states. ANB fits extremely well with our existing footprint, and their risk management and loan underwriting practices are excellent. Also, our pending acquisition of RBTT Financial Group will create one of the most expansive banking networks in the Caribbean, with a presence in 18 countries and territories,” Nixon said.
Capital Markets net income was $186 million, down 38% from last year and 48% from the third quarter due to $357 million pre-tax ($160 million after-tax and reflecting compensation adjustments) of valuation write downs related to U.S. subprime RMBS and CDOs of ABS. Appreciation of the Canadian dollar against the U.S dollar and British pound also reduced earnings by $28 million from last year and $19 million from the third quarter.
     The strength of our diversified portfolio helped mitigate the impact to revenues from the valuation write downs noted above. Many businesses performed well, including equity derivatives and foreign exchange trading, mergers and acquisitions (M&A) and our daily cash equities business. Non-interest expense decreased over last year and last quarter largely due to lower variable compensation.
     “I am pleased with how we managed through the challenging market conditions this quarter. We delivered solid performance in a number of trading businesses and our M&A advisory business. Looking ahead, we remain committed to leveraging our leadership in Canada to continue to build our U.S. mid-market franchise and strategically grow our global capabilities in areas where we have competitive strength, including fixed income, infrastructure, energy and mining,” Nixon said.
     Nixon added, “I’ll make a few comments on topical areas to alleviate any concerns our investors may have. We do not originate U.S. subprime loans and have $216 million of net exposure to U.S. subprime collateralized debt obligations of asset-backed securities. We also have $388 million of exposure to U.S. subprime residential mortgage-backed securities, which is classified as available-for-sale and which we intend to hold until maturity. Combined, these amounts represent less than 0.1% of our total assets. Our dealings with structured investment vehicles and Canadian non-bank sponsored asset-backed commercial paper conduits with general market disruption facilities are nominal. Our exposure to hedge funds is modest and predominantly collateralized, and our loan underwriting commitments to pre-correction leveraged buy-outs are minimal. Even in aggregate, these areas are not significant to RBC.”
2007 Performance
We succeeded in delivering solid returns to our shareholders in 2007, while funding future growth opportunities in our businesses and managing the strength of our balance sheet. The table below shows our 2007 performance compared to our objectives for the year.

		2007 Objectives	2007 Performance

1.	Diluted earnings per share growth	10%+	17%
2.	Defined operating leverage (1)	> 3%	2.6%
3.	Return on common equity (ROE)	20%+	24.6%
4.	Tier 1 capital ratio (2)	8%+	9.4%
5.	Dividend payout ratio	40%-50%	43%

(1)	The difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is based on a taxable equivalent basis and excludes consolidated variable interest entities (VIEs), accounting adjustments related to the new financial instruments accounting standards and Global Insurance revenue. Non-interest expense excludes Global Insurance expense. This is a non-GAAP measure. For further information, including reconciliation, refer to the Key performance and non-GAAP measures in our 2007 Annual Report .

(2)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).
Our diluted EPS growth, ROE and dividend payout ratio compared favourably to our annual objectives, largely reflecting strong performance across our Canadian retail and global insurance businesses. We also increased our dividend by $.38, or 26% in 2007. Our defined operating leverage ratio was below our annual objective, reflecting higher costs in support of our growing business as well as investment in future growth initiatives, including acquisitions. Our capital position remained strong, with a Tier 1 capital ratio comfortably above our target. Our total shareholder return was 16% for the year ended October 31, and our 3-, 5- and 10-year total shareholder returns were 25%, 19% and 15% respectively. Relative to our peer group, we delivered top quartile shareholder returns over the past 3 and 10 years, and second quartile returns over the past 5 years.

2008 Outlook and Objectives
The Canadian economy has grown year-to-date, with domestic demand being the key driver. Robust economic growth in the early part of the year weakened slightly in the latter part, primarily due to slowing U.S. demand and a tightening of credit conditions due to U.S. subprime mortgage market concerns. Based on these conditions combined with a strong Canadian dollar, we expect the pace of growth in 2008 to moderate. The U.S. economy grew strongly in the middle quarters of 2007, though weakness emerged late in the year primarily due to U.S. subprime mortgage market concerns. We expect the U.S. economy to continue to grow moderately in 2008. We anticipate that financial market volatility will persist into early 2008 as investors and lenders will remain cautious and risk averse amid a slowdown in the housing market. However, economic growth is expected to pick up in the latter part of the year. Growth in other global economies remains solid year-to-date. Central banks in the United Kingdom, Eurozone and Japan have put their tightening monetary policies on hold to avoid an economic slowdown, taking into account the financial market volatility triggered by U.S. subprime mortgage market concerns. Growth in other global economies is expected to ease moderately in 2008, with the highest growth projected for China and other emerging Asian economies.

	Medium-term	2007 Performance
	Objective	3-year TSR	5-year TSR

Total shareholder return (in home currency) (1)	Top quartile	Top quartile	Second quartile

(1)	Calculated for period ended October 31, 2007, based on share price appreciation plus reinvested dividend income versus the TSR of seven Canadian financial institutions (Manulife Financial Corporation, Bank of Nova Scotia, Toronto-Dominion Bank, Bank of Montreal, Sun Life Financial Inc., Canadian Imperial Bank of Commerce and National Bank of Canada) and TSR (in U.S. dollars) of 13 U.S. financial institutions (Bank of America, JP Morgan Chase & Co., Wells Fargo & Company, Wachovia Corporation, US Bancorp, Sun Trust Banks, Inc., The Bank of New York Mellon, BB&T Corporation, Fifth Third Bancorp, National City Corporation, The PNC Financial Services Group, KeyCorp and Northern Trust Corporation).

2008 Objectives

1.	Diluted earnings per share growth	7%-10%
2.	Defined operating leverage (1)	> 3%
3.	Return on common equity (ROE)	20%+
4.	Tier 1 capital ratio (2)	8%+
5.	Dividend payout ratio	40%-50%

(1)	The difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is based on a taxable equivalent basis and excludes consolidated variable interest entities (VIEs), accounting adjustments related to the new financial instruments accounting standards and Global Insurance revenue. Non-interest expense excludes Global Insurance expense. This is a non-GAAP measure. For further information, including reconciliation, refer to the Key performance and non-GAAP measures in our 2007 Annual Report.

(2)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI) under the new Basel II framework, which changes the methodology for the determination of risk-adjusted assets and regulatory capital.
For 2008, our financial objectives have been established based on our three strategic goals and our economic and business outlooks as outlined in this section. Objectives for our defined operating leverage, ROE, Tier 1 capital ratio and dividend payout ratio remain unchanged, reflecting our continued commitment to strong revenue growth and cost containment, as well as sound and effective management of capital resources. Our 2008 diluted EPS growth objective is 7% to 10%. Our objectives factor in the effect of our pending acquisitions of ANB and RBTT, which will be funded partly through issuance of our common shares, as well as the related integration costs. The ANB acquisition is expected to close in early 2008 and the RBTT acquisition is expected to close in the middle of the year. We expect our provision for credit loss ratio to trend upward toward historical averages, in line with our view of the overall credit environment.

CONSOLIDATED RESULTS

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER HIGHLIGHTS

	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
(C$ millions, except per share, number of and percentage amounts)	2007	2007	2006	2007	2006

Total revenue	$5,615	$5,480	$5,349	$22,462	$20,637
Non-interest expense	3,093	3,165	2,955	12,473	11,495
Provision for credit losses	263	178	159	791	429
Insurance policyholder benefits, claims and acquisition expense	637	343	611	2,173	2,509
Net income before income taxes and non-controlling interest in subsidiaries	1,622	1,794	1,624	7,025	6,204
Net loss from discontinued operations	–	–	(1)	–	(29)
Net income	$1,324	$1,395	$1,262	$5,492	$4,728

Selected information
Earnings per share (EPS) - basic	$1.02	$1.07	$0.97	$4.24	$3.65
Earnings per share (EPS) - diluted	$1.01	$1.06	$0.96	$4.19	$3.59
Return on common equity (ROE) (1)	23.0%	24.4%	23.9%	24.6%	23.5%
Return on risk capital (RORC) (1)	35.8%	36.9%	37.3%	37.4%	36.7%
Net interest margin (2)	1.21%	1.32%	1.31%	1.30%	1.35%
Capital ratios (3)
Tier 1 capital ratio	9.4%	9.3%	9.6%	9.4%	9.6%
Total capital ratio	11.5%	11.4%	11.9%	11.5%	11.9%
Selected balance sheet and other information
Total assets	$600,346	$604,582	$536,780	$600,346	$536,780
Securities	178,255	190,219	184,869	178,255	184,869
Retail loans	169,462	165,554	151,050	169,462	151,050
Wholesale loans	69,967	67,245	58,889	69,967	58,889
Deposits	365,205	376,325	343,523	365,205	343,523
Risk-adjusted assets (3)	247,635	250,197	223,709	247,635	223,709
Assets under management	161,500	159,900	143,100	161,500	143,100
Assets under administration – RBC	548,200	563,100	525,800	548,200	525,800
– RBC Dexia IS (4)	2,713,100	2,843,400	2,421,100	2,713,100	2,421,100
Common share information
Shares outstanding (000s) – average basic	1,273,005	1,272,913	1,274,697	1,273,185	1,279,956
– average diluted	1,287,442	1,288,227	1,293,864	1,289,314	1,299,785
– end of period	1,276,260	1,275,780	1,280,890	1,276,260	1,280,890
Dividends declared per share	$0.50	$0.46	$0.40	$1.82	$1.44
Dividend yield	3.7%	3.2%	3.3%	3.3%	3.1%
Common share price (RY on TSX) - close, end of period	$56.04	$54.09	$49.80	$56.04	$49.80
Market capitalization (TSX)	71,522	69,007	63,788	71,522	63,788

Period average USD equivalent of C$1.00 (5)	1.001	.937	.897	.915	.883
Period-end USD equivalent of C$1.00	1.059	.937	.890	1.059	.890

(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion on Average risk capital and Return on risk capital, refer to the Key performance and non-GAAP measures section.

(2)	Net interest margin (NIM) is calculated as Net interest income, divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.

(3)	Calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

(4)	AUA – RBC Dexia IS represents the total AUA of the joint venture as at September 30, 2007. We have updated the prior periods to reflect the amount reported by RBC Dexia IS, as we had previously disclosed only the assets under custody amount related to our joint venture.

(5)	Average amounts are calculated using month-end spot rates for the period.
Impact of U.S. vs. Canadian dollar:   Fluctuations in the U.S. dollar/Canadian dollar exchange rate affect the translated value of our U.S. dollar-denominated consolidated results. The table below shows the impact of translating the current three- and twelve-month periods’ U.S. dollar-denominated results at the current exchange rate compared to the corresponding historical periods’ exchange rates. We believe this enables readers to better assess our financial performance, particularly given the magnitude of the exchange rate change over the comparable periods. On average, the Canadian dollar appreciated against the U.S. dollar by 12% compared to the fourth quarter of 2006, 7% compared to the third quarter of 2007, and 4% from 2006.

	Q4 2007 vs.
(C$ millions, except per share amounts)	Q3 2007	Q4 2006	2007 vs. 2006

Reduced total revenue	$107	$181	$230
Reduced non-interest expense	61	102	139
Reduced net income	29	48	47

Reduced basic EPS	$0.02	$0.04	$0.04
Reduced diluted EPS	$0.02	$0.04	$0.04

Percentage change in average US$ equivalent of C$1.00 (1)	7%	12%	4%

(1)	Average amounts are calculated using month-end spot rates for the period.

BUSINESS SEGMENT RESULTS

CANADIAN BANKING

	For the three months ended
	October 31	July 31	October 31
(C$ millions, except percentage amounts)	2007	2007	2006

Net interest income	$1,642	$1,605	$1,530
Non-interest income	1,811	1,302	1,518
Total revenue	$3,453	$2,907	$3,048
Non-interest expense	$1,359	$1,356	$1,286
Provision for credit losses	212	190	173
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	637	343	611
Net income before income taxes and non-controlling interest in subsidiaries	$1,245	$1,018	$978
Net income	$899	$699	$675

Revenue by business line
Personal Financial Services	$1,299	$1,284	$1,201
Business Financial Services	609	585	559
Cards and Payment Solutions	658	448	425
Global Insurance	887	590	863

Selected other information
Return on equity (2)	40.6%	31.6%	32.6%
Net interest margin (3)	3.10%	3.15%	3.24%
Operating leverage (Banking-related operations) (4)	10.6%	(0.9)%	4.2%

Banking-related operations (1)
Total revenue	$2,566	$2,317	$2,185
Provision for credit losses	212	190	173
Non-interest expense	1,222	1,219	1,144
Net income	797	596	569
Global Insurance
Total revenue	$887	$590	$863
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	637	343	611
Non-interest expense	137	137	142
Net income	102	103	106

(1)	The banking-related operations of Canadian Banking comprise Personal Financial Services, Business Financial Services, and Cards and Payment Solutions.

(2)	Segment Return on equity is a key performance measures and is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion, refer to the Key performance and non-GAAP measures section.

(3)	Net interest margin (NIM) is calculated as Net interest income divided by Average earning assets. Average earning assets are calculated using methods intended to approximate the average earning asset balances for the period.

(4)	Defined as the difference between revenue growth rate and non-interest expense growth rate for Banking-related operations.

WEALTH MANAGEMENT

	For the three months ended
	October 31	July 31	October 31
(C$ millions, except percentage amounts)	2007	2007	2006

Net interest income	$109	$106	$101
Non-interest income
Fee-based revenue	538	545	462
Transactional and other revenue	339	355	340
Total revenue	$986	$1,006	$903
Non-interest expense	$731	$747	$671
Provision for credit losses	1	–	–
Net income before income taxes and non-controlling interest in subsidiaries	$254	$259	$231
Net income	$180	$177	$164

Revenue by business line
Canadian Wealth Management	$369	$369	$334
U.S. & International Wealth Management	479	493	448
Global Asset Management	138	144	121

Selected other information
Return on equity (1)	31.7%	29.4%	28.7%
Assets under administration	$488,500	$505,100	$476,500
Assets under management	161,200	159,600	142,800

	For the three months ended
	Q4 2007 vs.	Q4 2007 vs.
Impact of US$ translation on selected items	Q3 2007	Q4 2006

Reduced total revenue	28	47
Reduced non-interest expense	22	37
Reduced net income	4	7

Percentage change in average US$ equivalent of C $1.00 (2)	7%	12%

(1)	Segment Return on equity is a key performance measures and is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion, refer to the Key performance and non-GAAP measures section.

(2)	Average amounts are calculated using month-end spot rates for the period.

U.S. & INTERNATIONAL BANKING

	For the three months ended
	October 31	July 31	October 31
(C$ millions, except percentage amounts)	2007	2007	2006

Net interest income	$239	$263	$238
Non-interest income	216	259	191
Total revenue	$455	$522	$429
Non-interest expense	$363	$389	$312
Provision for credit losses	72	17	5
Net income before income taxes and non-controlling interest in subsidiaries	$20	$116	$112
Net income	$21	$87	$79

Revenue by business line
Banking	$269	$302	$274
RBC Dexia Investor Services (1)	186	220	155

Selected other information
Return on equity (2)	2.2%	9.0%	11.9%
Assets under administration - RBC Dexia IS (3)	2,713,100	2,843,400	2,421,100

	For the three months ended
	Q4 2007 vs.	Q4 2007 vs.
Impact of US$ and Euro translation on selected items	Q3 2007	Q4 2006

Reduced total revenue	20	29
Reduced non-interest expense	16	23
Increased net income	1	2

Percentage change in average US$ equivalent of C $1.00 (4)	7%	12%
Percentage change in average Euro equivalent of C $1.00 (4)	3%	1%

(1)	As RBC Dexia IS reports on a calendar quarter, there is a one-month lag in the reporting of its earnings.
(2)	Segment Return on equity is a key performance measures and is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion, refer to the Key performance and non-GAAP measures section.
(3)	AUA — RBC Dexia IS represents the total AUA of the joint venture as at September 30, 2007. We have updated the prior periods to reflect the amount reported by RBC Dexia IS, as we had previously disclosed only the assets under custody amount related to our joint venture.
(4)	Average amounts are calculated using month-end spot rates for the period.

CAPITAL MARKETS

	For the three months ended
	October 31	July 31	October 31
(C$ millions, except percentage amounts)	2007	2007	2006

Net interest income (1)	$53	$175	$(7)
Non-interest income	766	983	1,015
Total revenue (1)	$819	$1,158	$1,008
Non-interest expense	$584	$693	$644
Provision for (recovery of) credit losses	(2)	(7)	–
Net income before income taxes and non-controlling interest in subsidiaries (1)	$237	$472	$365
Net income	$186	$360	$300

Revenue by business line
Global Markets	$347	$622	$607
Global Investment Banking and Equity Markets	402	456	353
Other	70	80	48

Selected other information
Return on equity (2)	15.4%	29.3%	27.9%

	For the three months ended
	Q4 2007 vs.	Q4 2007 vs.
Impact of US$ and GBP translation on selected items (1)	Q3 2007	Q4 2006

Reduced total revenue (1)	58	84
Reduced non-interest expense	24	34
Reduced net income	19	28

Percentage change in average US$ equivalent of C $1.00 (3)	7%	12%
Percentage change in average British pound equivalent of C $1.00 (3)	5%	4%

(1)	Taxable equivalent basis.
(2)	Segment Return on equity is a key performance measures and is calculated using methods intended to approximate the average of the daily balances for the period.. For further discussion, refer to the Key performance and non-GAAP measures section.
(3)	Average amounts are calculated using month-end spot rates for the period.

CORPORATE SUPPORT

	For the three months ended
	October 31	July 31	October 31
(C$ millions)	2007	2007	2006

Net interest income (1)	$(215)	$(184)	$(131)
Non-interest income	117	71	92
Total revenue (1)	$(98)	$(113)	$(39)
Non-interest expense	56	(20)	42
Recovery of credit losses	(20)	(22)	(19)
Net loss before income taxes and non-controlling interest in subsidiaries (1)	$(134)	$(71)	$(62)
Net income	$38	$72	$45

(1)	Taxable equivalent basis. These amounts included the elimination of adjustments in Capital Markets related to the gross up of certain tax-advantaged income (Canadian taxable corporate dividends). The amount for the three months ended October 31, 2007, was $117 million (July 31, 2007 — $79 million; October 31, 2006 — $50 million).
Q4 2007: Net income of $38 million in the quarter mainly related to enterprise funding activities that were not allocated to the business segments and was partially offset by higher capital taxes which were also not allocated to the business segments.
Q3 2007: Net income of $72 million primarily reflected income tax amounts largely related to enterprise funding activities that were not allocated to the business segments, and a favourable tax settlement related to prior years. These factors were partially offset by losses related to securitization activity in the quarter.
Q4 2006: Net income of $45 million in the quarter mainly related to income tax amounts which were largely related to enterprise funding activities not allocated to the business segments and mark-to-market gains on derivatives related to certain economic hedges. These factors were partially offset by an amount accrued related to a leased space which we will not occupy and expect to sub-lease at a rate lower than our contracted rate.

Key performance and non-GAAP measures
Key performance measures — Return on Equity (ROE) and Return on Risk Capital (RORC): We measure and evaluate the performance of consolidated results and each business segment using a number of financial metrics such as net income, ROE and RORC. We use our ROE and RORC as a measure of return on total capital invested in our businesses. RORC does not have standardized meaning under GAAP and may not be comparable to similar measures used by other financial institutions. See our 2007 Annual Report for further information. The following table provides a summary of the ROE and RORC calculations.

	For the three months ended						For the three months ended
	October 31						July 31	October 31
	2007						2007	2006
			U.S. &
	Canadian	Wealth	International	Capital	Corporate
(C$ millions, except percentage amounts) (1),(2)	Banking	Management	Banknig	Markets	Support	Total	Total	Total (2)

Net income available to common shareholders	$890	$178	$17	$181	$34	$1,300	$1,369	$1,236

Average risk capital (2)	$6,650	$1,150	$1,900	$3,750	$950	$14,400	$14,700	$13,150
add: Unattributed capital	–	–	–	–	2,600	2,600	1,800	2,650
add: Goodwill and intangible capital	2,050	1,100	1,400	900	–	5,450	5,750	4,700
Average equity	$8,700	$2,250	$3,300	$4,650	$3,550	$22,450	$22,250	$20,500

Return on equity (ROE) (3)	40.6%	31.7%	2.2%	15.4%	3.7%	23.0%	24.4%	23.9%
Return on risk capital (RORC) (4)	52.9%	62.4%	3.8%	19.3%	n.m.	35.8%	36.9%	37.3%

(1)	Represent rounded figures. These amounts are calculated using methods intended to approximate the average of the daily balances for the period. The ROE and RORC measures are based on actual balances before rounding.
(2)	Average risk capital includes Credit, Market (trading and non-trading), Insurance, Operational, Business and fixed asset risk capital. For further details, refer to the Capital management section in our 2007 Annual Report.

(3)	Our quarterly consolidated ROE calculation is based on annualized quarterly net income available to common shareholders divided by total average common equity for the period. Our quarterly segment ROE calculations are based on annualized quarterly net income available to common shareholders divided by capital attributed to the segment for the period.
(4)	Our quarterly RORC calculations are based on annualized quarterly net income available to common shareholders divided by attributed (average) risk capital.
n.m.	not meaningful
Non-GAAP measures: We use certain non-GAAP financial measures that are not defined and do not have standardized meaning under GAAP. Hence these reported amounts and related ratios are not necessarily comparable with similar measures reported by other financial institutions. In the fourth quarter of 2007, the Visa Inc. restructuring gain and the adjustment to the credit card customer loyalty reward liability impacted our results, and the following table provides a reconciliation of net income for Canadian Banking and Banking-related results excluding these items. Management believes identifying and adjusting for these items helps readers understand our financial performance in the fourth quarter of 2007 and provides for a more meaningful measure for comparison to other periods.

Canadian Banking and Banking-related results excluding the impacts of certain items

	For the three months ended
	October 31, 2007
	Canadian	Banking-
(C$ millions)	Banking	related

GAAP reported net income	$899	$797
Exclude:
Visa Inc. restructuring	269	269
Increase to credit card customer loyalty reward program liability	(79)	(79)

Net income excluding the impacts of items noted above	$709	$607

CONSOLIDATED BALANCE SHEETS

	October 31	July 31	October 31
(C$ millions)	2007(1)	2007(2)	2006(1)

Assets

Cash and due from banks	$4,226	$5,091	$4,401

Interest-bearing deposits with banks	11,881	10,159	10,502

Securities
Trading	148,246	163,907	147,237
Available-for-sale	30,009	26,312	–
Investments	–	–	37,632

	178,255	190,219	184,869

Assets purchased under reverse repurchase agreements and securities borrowed	64,313	77,183	59,378

Loans
Retail	169,462	165,554	151,050
Wholesale	69,967	67,245	58,889

	239,429	232,799	209,939
Allowance for loan losses	(1,493)	(1,449)	(1,409)

	237,936	231,350	208,530

Other
Customers’ liability under acceptances	11,786	10,463	9,108
Derivatives	66,585	54,279	37,729
Premises and equipment, net	2,131	2,055	1,818
Goodwill	4,752	5,055	4,304
Other intangibles	628	702	642
Assets of operations held for sale	–	–	82
Other assets	17,853	18,026	15,417

	103,735	90,580	69,100

	$600,346	$604,582	$536,780

Liabilities and shareholders’ equity

Deposits
Personal	$116,557	$119,405	$114,040
Business and government	219,886	214,036	189,140
Bank	28,762	42,884	40,343

	365,205	376,325	343,523

Other
Acceptances	11,786	10,463	9,108
Obligations related to securities sold short	44,689	51,157	38,252
Obligations related to assets sold under repurchase agreements and securities loaned	37,033	39,842	41,103
Derivatives	72,010	58,128	42,094
Insurance claims and policy benefit liabilities	7,283	7,534	7,337
Liabilities of operations held for sale	–	–	32
Other liabilities	28,483	27,142	22,649

	201,284	194,266	160,575

Subordinated debentures	6,235	6,204	7,103

Trust capital securities	1,400	1,382	1,383

Preferred share liabilities	300	298	298

Non-controlling interest in subsidiaries	1,483	1,560	1,775

Shareholders’ equity
Preferred shares	2,050	2,050	1,050
Common shares (shares issued - 1,276,260,033; 1,275,779,949; and 1,280,889,745)	7,300	7,283	7,196
Contributed surplus	235	235	292
Treasury shares – preferred (shares held – 248,800; 121,600; and 93,700)	(6)	(3)	(2)
– common (shares held – 2,444,320; 2,743,937; and 5,486,072)	(101)	(116)	(180)
Retained earnings	18,167	17,517	15,771
Accumulated other comprehensive income (loss)	(3,206)	(2,419)	(2,004)

	24,439	24,547	22,123

	$600,346	$604,582	$536,780

(1)	Derived from audited financial statements
(2)	Unaudited

CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended (1)			For the year ended (2)
October 31		July 31	October 31	October 31	October 31
(C$ millions)	2007	2007	2006	2007	2006

Interest income
Loans	$3,895	$3,755	$3,395	$14,724	$12,708
Securities	1,891	1,893	1,650	7,665	6,189
Assets purchased under reverse repurchase agreements and securities borrowed	684	980	909	3,450	2,827
Deposits with banks	141	117	166	538	480

	6,611	6,745	6,120	26,377	22,204

Interest expense
Deposits	3,568	3,512	3,041	13,770	10,708
Other liabilities	1,130	1,187	1,247	4,737	4,281
Subordinated debentures	85	81	101	338	419

	4,783	4,780	4,389	18,845	15,408

Net interest income	1,828	1,965	1,731	7,532	6,796

Non-interest income
Insurance premiums, investment and fee income	887	590	863	3,152	3,348
Trading revenue	337	546	620	2,261	2,574
Investment management and custodial fees	412	403	345	1,579	1,301
Mutual fund revenue	373	385	337	1,473	1,242
Securities brokerage commissions	324	368	296	1,353	1,243
Service charges	330	327	326	1,303	1,216
Underwriting and other advisory fees	301	309	293	1,217	1,024
Foreign exchange revenue, other than trading	139	138	106	533	438
Card service revenue	43	165	147	491	496
Credit fees	74	71	63	293	241
Securitization revenue	39	34	86	261	257
Net gain (loss) on sale of available-for-sale securities	(24)	34	—	63	—
Net gain on sale of investment securities	—	—	16	—	88
Other	552	145	120	951	373

Non-interest income	3,787	3,515	3,618	14,930	13,841

Total revenue	5,615	5,480	5,349	22,462	20,637

Provision for credit losses	263	178	159	791	429

Insurance policyholder benefits, claims and acquisition expense	637	343	611	2,173	2,509

Non-interest expense
Human resources	1,839	1,992	1,808	7,860	7,268
Equipment	267	251	257	1,009	957
Occupancy	226	200	225	839	792
Communications	203	186	200	723	687
Professional fees	157	124	141	530	546
Outsourced item processing	75	77	75	308	298
Amortization of other intangibles	24	25	22	96	76
Other	302	310	227	1,108	871

	3,093	3,165	2,955	12,473	11,495

Income from continuing operations before income taxes	1,622	1,794	1,624	7,025	6,204
Income taxes	255	349	342	1,392	1,403

Net income before non-controlling interest	1,367	1,445	1,282	5,633	4,801
Non-controlling interest in net income of subsidiaries	43	50	19	141	44

Net income from continuing operations	1,324	1,395	1,263	5,492	4,757
Net loss from discontinued operations	—	—	(1)	—	(29)

Net income	$1,324	$1,395	$1,262	$5,492	$4,728

Preferred dividends	(24)	(26)	(26)	(88)	(60)

Net income available to common shareholders	$1,300	$1,369	$1,236	$5,404	$4,668

Average number of common shares (in thousands)	1,273,005	1,272,913	1,274,697	1,273,185	1,279,956
Basic earnings per share (in dollars)	$1.02	$1.07	$0.97	$4.24	$3.65
Basic earnings per share from continuing operations (in dollars)	$1.02	$1.07	$0.97	$4.24	$3.67
Basic earnings (loss) per share from discontinued operations (in dollars)	$—	$—	$—	$—	$(0.02)
Average number of diluted common shares (in thousands)	1,287,442	1,288,227	1,293,864	1,289,314	1,299,785
Diluted earnings per share (in dollars)	$1.01	$1.06	$0.96	$4.19	$3.59
Diluted earnings per share from continuing operations (in dollars)	$1.01	$1.06	$0.96	$4.19	$3.61
Diluted earnings (loss) per share from discontinued operations (in dollars)	$—	$—	$—	$—	$(0.02)

Dividends per share (in dollars)	$0.50	$0.46	$0.40	$1.82	$1.44

(1)	Unaudited
(2)	Derived from audited financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended (1)			For the year ended (2)
	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2007	2007	2006	2007	2006

Net income	$1,324	$1,395	$1,262	$5,492	$4,728
Other comprehensive income, net of taxes
Net unrealized gains (losses) on available-for-sale securities	48	(157)	—	(93)	—
Reclassification of (gains) losses on available-for-sale securities to income	10	9	—	28	—

	58	(148)	—	(65)	—

Unrealized foreign currency translation gains (losses)	(2,107)	(701)	91	(2,965)	(501)
Reclassification of (gains) losses on foreign currency translation to income	(1)	—	—	(42)	2
Net foreign currency translation gains (losses) from hedging activities	1,370	405	17	1,804	269

	(738)	(296)	108	(1,203)	(230)

Net gains (losses) on derivatives designated as cash flow hedges	(110)	144	—	80	—
Reclassification to income of (gains) losses on derivatives designated as cash flow hedges	3	7	—	31	—

	(107)	151	—	111	—

Other comprehensive income (loss)	(787)	(293)	108	(1,157)	(230)

Total comprehensive income	$537	$1,102	$1,370	$4,335	$4,498

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended (1)			For the year ended (2)
	October 31	July 31	October 31	October 31	October 31
(C$ millions)	2007	2007	2006	2007	2006

Preferred shares
Balance at beginning of period	$2,050	$2,050	$1,300	$1,050	$700
Issued	—	—	—	1,150	600
Redeemed for cancellation	—	—	(250)	(150)	(250)

Balance at end of period	2,050	2,050	1,050	2,050	1,050

Common shares
Balance at beginning of period	7,283	7,250	7,176	7,196	7,170
Issued	18	39	30	170	127
Purchased for cancellation	(1)	(6)	(10)	(66)	(101)

Balance at end of period	7,300	7,283	7,196	7,300	7,196

Contributed surplus
Balance at beginning of period	235	241	287	292	265
Renounced stock appreciation rights	(1)	(1)	(1)	(6)	(2)
Stock-based compensation awards	2	1	2	(46)	(18)
Other	(1)	(6)	4	(5)	47

Balance at end of period	235	235	292	235	292

Treasury shares — preferred
Balance at beginning of period	(3)	(21)	(43)	(2)	(2)
Sales	1	25	44	33	51
Purchases	(4)	(7)	(3)	(37)	(51)

Balance at end of period	(6)	(3)	(2)	(6)	(2)

Treasury shares — common
Balance at beginning of period	(116)	(99)	(181)	(180)	(216)
Sales	42	15	48	175	193
Purchases	(27)	(32)	(47)	(96)	(157)

Balance at end of period	(101)	(116)	(180)	(101)	(180)

Retained earnings
Balance at beginning of period	17,517	16,786	15,120	15,771	13,704
Transition adjustment — Financial instruments (3)	—	—	—	(86)	—
Net income	1,324	1,395	1,262	5,492	4,728
Preferred share dividends	(24)	(26)	(26)	(88)	(60)
Common share dividends	(637)	(587)	(511)	(2,321)	(1,847)
Premium paid on common shares purchased for cancellation	(14)	(52)	(80)	(580)	(743)
Issuance costs and other	1	1	6	(21)	(11)

Balance at end of period	18,167	17,517	15,771	18,167	15,771

Accumulated other comprehensive income (loss)
Transition adjustment — Financial instruments (3)	(45)	(45)	—	(45)	—
Unrealized gains and losses on available-for-sale securities	(65)	(123)	—	(65)	—
Unrealized foreign currency translation gains and losses, net of hedging activities	(3,207)	(2,469)	(2,004)	(3,207)	(2,004)
Gains and losses on derivatives designated as cash flow hedges	111	218	—	111	—

Balance at end of period	(3,206)	(2,419)	(2,004)	(3,206)	(2,004)

Retained earnings and Accumulated other comprehensive income	14,961	15,098	13,767	14,961	13,767

Shareholders’ equity at end of period	$24,439	$24,547	$22,123	$24,439	$22,123

(1)	Unaudited
(2)	Derived from audited financial statements
(3)	The transition adjustment relates to the implementation of the new financial instruments accounting standards. Refer to Note 1 to our Consolidated Financial Statements of our 2007 Annual Report.

 CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our medium-term and 2008 objectives, our strategic goals and priorities and the economic and business outlook for us, for each of our business segments and for the Canadian, United States and international economies. Forward-looking statements are typically identified by words such as “believe”, “expect”, “forecast”, “anticipate”, “intend”, “estimate”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include credit, market, operational, liquidity and funding risks, and other risks discussed in our 2007 management’s discussion and analysis; general business and economic conditions in Canada, the United States and other countries in which we conduct business, including the impact from the continuing volatility in the U.S. subprime and related markets and lack of liquidity in various of the financial markets; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; changes in accounting standards, policies and estimates, including changes in our estimates of provisions and allowances; and our ability to attract and retain key employees and executives.
We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
Additional information about these and other factors can be found under the Risk management section and the Additional risks that may affect future results section of our 2007 management’s discussion and analysis.
Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.
ACCESS TO QUARTERLY AND YEAR-END RESULTS MATERIALS
Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our 2007 Annual Report and our Annual Information Form on our website at rbc.com/investorrelations.
Shareholders may request a hard copy of our 2007 Annual Report free of charge by contacting Shareholder Services at (416) 955-7806, or by visiting our website at rbc.com/investorrelations. Our 2007 Annual Report on Form 40-F has been filed with the U.S. Securities and Exchange Commission.
Quarterly and year-end conference call and webcast presentation
The conference call is scheduled for Friday, November 30, 2007 at 1:30 p.m. (EST). At that time, senior executives will comment on the results for the fourth quarter and 2007 and respond to questions from analysts and institutional investors.
Interested parties can listen to our fourth quarter results conference call with analysts and institutional investors live, and archived, via the Internet and toll-free telephone:
via the Internet at:
rbc.com/investorrelations/ir_events_presentations.html
via telephone at:
416-340-2216 (within Toronto) or 1-866-898-9626 (toll-free outside Toronto). Please call between 1:20 and 1:25 p.m. (EST). A recording of the conference call can be accessed after 5:00 p.m. (EST) on November 30 until February 28, 2008, at 416-695-5800 or 1-800-408-3053, by entering passcode 3241686#.
Media Relations Contact
Beja Rodeck, Media Relations, beja.rodeck@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)
Investor Relations Contacts
Marcia Moffat, Head, Investor Relations, marcia.moffat@rbc.com, 416-955-7803
Bill Anderson, Director, Investor Relations, william.anderson@rbc.com, 416-955-7804
Amy Cairncross, Director, Investor Relations, amy.cairncross@rbc.com, 416-955-7809
ABOUT RBC
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